SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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Index is located on Page 2

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INDEX

Document	Page Number

Press Release dated March 24, 2006	3

Signature Page	5

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For Information:
Chris Evenden, Director, Public Relations
ATI Technologies Inc.
905-882-2629 or cevenden@ati.com

ATI Announces Normal Course Issuer Bid

MARKHAM, ON – March 24, 2006 – ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced that a Notice of Intention to make a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange (“TSX”). Under its normal course issuer bid, ATI may purchase up to 25,100,000 of its common shares, representing approximately 10% of the “public float” as of March 15, 2006 (calculated in accordance with TSX Rules and Policies to be 251,566,282 common shares). A total of 253,594,151 common shares were issued and outstanding as of March 15, 2006. ATI will cancel any common shares purchased pursuant to the normal course issuer bid. The purchases may commence on Thursday, March 30, 2006 and will terminate on Thursday, March 29, 2007, or on such earlier date as ATI may complete its purchases pursuant to the Notice of Intention to make a normal course issuer bid filed with the TSX. Purchases will be made on the open market by ATI through the facilities of the TSX or the Nasdaq Stock Market Inc. (“NASDAQ”). The purchases will be made by ATI in accordance with TSX Rules and Policies and Rule 10b-18 of the U.S. Securities Exchange Act of 1934. The prices that ATI will pay for any purchased common shares will be the market price of such shares on the TSX or NASDAQ, as the case may be, at the time of acquisition. ATI will make no purchases of common shares other than open-market purchases. ATI has purchased 2,408,100 of its common shares within the past 12 months at an average price of US$12.89 per share pursuant to its normal course issuer bid commenced on March 30, 2005.

ATI is renewing its normal course issuer bid as it believes that its common shares are an attractive investment and that normal course purchases represent an excellent opportunity to enhance value for shareholders.  ATI’s strong cash position allows for the implementation of the normal course issuer bid without adversely affecting ATI’s other growth opportunities.

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ATI Announces Normal Course Issuer Bid

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.22 billion, ATI has more than 3,400 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2006 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

ATI Technologies Inc. (TSX:ATY) (NASDAQ:ATYT)

For media or industry analyst support, visit our Web site at http://www.ati.com
Other ATI Contacts:
Derek Baker, Manager, Porter Novelli Canada, at (416) 422-7158 or derek.baker@porternovelli.com

For investor relations support, please contact:
Zev Korman, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 3670, or zev@ati.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: March 24, 2006	By:	/s/ Patrick Crowley Name: Patrick Crowley Title: Senior Vice President & Chief Financial Officer

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